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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                          Commission File No. 0-23890


                            First State Corporation
            (Exact name of registrant as specified in its charter)



                             333 West Broad Avenue
                             Albany, Georgia 31701
                             (912) 432-8000

          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, Par Value $1.00 Per Share
            (Title of each class of securities covered by this Form)


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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)    [X]


     Approximate number of holders of record as of the certification or notice date:

None, following consummation of the merger of First State Corporation with and into Regions Financial Corporation


     Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Financial Corporation, successor by merger to First State Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  March 31, 1998              By: /s/ Samuel E. Upchurch, Jr.
                                    Executive Vice President and General Counsel
                                    Regions Financial Corporation, successor by
                                    merger to First State Corporation


Instruction: This form is required by Rules 21g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.